SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

ENUCLEUS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

293876207

(CUSIP Number)

MONTE CARLO FUNDING CORP.

8 W. DIVISION ST., 3RD FLOOR

CHICAGO, IL 60610

PHONE: (312) 642-8000

NOVEMBER 12, 2003

(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293876207

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Monte Carlo Funding Corp.

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 24,540,000 8. Shared Voting Power Zero 9. Sole Dispositive Power 24,540,000 10. Shared Dispositive Power Zero

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,540,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 24.54%

14.	Type of Reporting Person CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

ITEM 1.	SECURITY AND ISSUES

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value .01 per share (the “Common Stock”) of E Nucleus, Inc., a Delaware Corporation (the “issuer” or the “company”), the principal executive offices of which are located at 4000 Main St., Suite 215, Bay Harbor, Michigan 49770 (based on issuers 10Q for the period ending September 30, 2003).

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This statement is being filed on behalf of Monte Carlo Funding Corp., an Illinois corporation (“Monte Carlo”) which is a solely owned corporation and is herein sometimes called the “reporting person”. Set forth on Schedule I, annexed to this statement and incorporated herein by reference is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof.

(b)	The business address of the reporting person is 8 West Division St., 3rd Floor, Chicago, Illinois 60610.

(c)	The Reporting Person is engaged primarily in the business of funding, investment and consulting.

(d)	Neither the Reporting Person, nor to the Reporting Person’s knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to item 2(d) of Schedule 13D.

(e)	Neither the Reporting Person, nor to the Reporting Person’s knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to item 2(e) of Schedule 13D.

(f)	To the Reporting Person’s knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the funds is personal funds in the amount of $90,681.09 and the conversion of two secured loans.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person converted loans into equity pursuant to the issuer’s Chapter 11 Bankruptcy Plan.

Plans which the reporting person may have which relate to or would result in:

(a) The Reporting Person expects to receive 100,000 preferred shares of the issuer in connection with this transaction. As of this date, such shares have not been issued by the issuer to the best of the reporting person’s knowledge.

(b) The Reporting Person has no plans or proposals which would relate to or result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) The Reporting Person has no plans or proposals which would relate to or result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) The Reporting Person has no plans or proposals which change the present Board of Directors of the issuer.

(e) The Reporting Person has no plans or proposals which relate to or would result in a change in the present capitalization or dividend policy of the issuer.

(f) The Reporting Person has no plans or proposals which would relate to or result in any other material change in the issuer’s business or corporate structure.

(g) The Reporting Person has no plans or proposals which would relate to or result in changes to the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) The Reporting Person has no plans or proposals which would relate to or result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) The Reporting Person has no plans or proposals which would relate to or result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

(j) The Reporting Person has no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) 250,000 Shares of Common Stock were obtained January 31, 2002, which due to a reverse split currently represents 40,000 shares. Total common stock shares held are now 24,540,000 and represent 24.54% of the outstanding shares as based on 100,000,000 shares outstanding. Although Issuer’s 10Q for the period ending September 30, 2003 indicates 48,258,000 shares outstanding, reporting person has reason to believe such information is not current and the correct amount of shares outstanding is 100,000,000.

(b) As a result of the agreement between Reporting Person and Issuer, Reporting Person may be deemed to possess the sole power or shared power to vote (or direct the vote of) 24,500,000 shares of the Issuer’s Common Stock.

(c) Except as set forth herein, neither Reporting Person nor any of its executive officers or directors, beneficially own any shares of the Issuer’s outstanding stock or has engaged in any transaction in such securities during the sixty-day period immediately preceding the date hereof.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

The documents relating to this transaction are not yet completed.

ITEM 7.

There are no Exhibits to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  November 21, 2003

MONTE CARLO FUNDING CORP.

By: /s/ Pera M. Odishoo aka Perry Orr
Pera M. Odishoo, aka Perry Orr, President

SCHEDULE I

Directors and Executive Officers

The names, addresses and principal occupations of the directors and executive officers of Monte Carlo Funding Corp. are as follows:

Pera M. Odishoo, aka Perry Orr — Sole Officer, Director and Shareholder.

Address — 8 W. Division Street, 3rd Floor, Chicago, IL 60610